

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 22, 2016

Via E-Mail

Scott I. Sonnenblick, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Mattress Firm Holding Corp.**
> **Schedule TO-T filed August 16, 2016 by Stripes Acquisition Corp.,**
> **Stripes US Holding, Inc., and Steinhoff International Holdings N.V**
> **SEC File No. 005-86696**

Dear Mr. Sonnenblick:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Certain Information Concerning Mattress Firm, page 24

1. Please revise the last sentence in the first paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

Conditions to Purchaser's Obligations, page 53

2. We note that you qualify this section by, and refer security holders to, the merger agreement. Disclose all of the conditions to the offer in this document. Additionally, provide us your legal analysis relating to the dissemination of a revised offer document to security holders.

3.   In the condition captioned "Restraints" you use the defined term Restraints without defining its meaning. Revise your disclosure to include such definition. Apply this comment to any other defined term in the offer document that is not defined within the offer document.

4.   The first condition under the caption "Representations and Warranties" is inappropriate as the determination of whether the condition has been triggered is within the bidders' control, and may render the offer illusory. Please revise or delete the condition such that it is not within your control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions